Filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration Statement No. 333-191004

Dear Valued Shareholder,

As you know, when you purchased stock as a part of our recapitalization process earlier this year, you received a warrant to purchase one additional share for each two shares you bought.

For the many shareholders who have already exercised their warrants, we say thank you for your continued support of Citizens.

For others, the warrants expire June 25, 2016, so you may want to begin considering whether you will take advantage of your right to add to your holdings.

As you know, the price at which the warrants can be exercised is 90% of book value per share at the end of the previous month before exercise. Since the pattern of the past year has been a steady rise in book value, you may want to consider when will be the best time to exercise your warrants so that you can try to maximize your appreciation in our stock.

While I cannot publish results since the end of last quarter until the current quarter ends, I can share them with you if you execute a confidentiality agreement. If you wish to do that, or if you have any questions about exercise of the warrants, please contact me directly at 740-385-1422.

Regardless of your decision, the Board thanks you for continued support of your bank. We are committed to making that support rewarding for you in the future.

Sincerely,

Donald P. Wood

Chairman of the Board of Directors